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                                                Filed by MasterCard Incorporated
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                        Subject Company: MasterCard Incorporated


August 15, 2001


To: MasterCard International Members


I am pleased to report that MasterCard today filed a registration statement with the U.S. Securities and Exchange Commission (SEC) formally proposing the conversion of MasterCard International to a private share corporation and further describing our plans for integration with Europay International. This filing is an important step, beginning a process of formal review by the SEC. When that review is completed, we will be seeking a vote of MasterCard principal members for final approval of the proposed conversion and integration with Europay, as well as the formal approval by Europay shareholders of the proposed integration. We hope to finalize the transactions soon after the member vote is completed.

Integration with Europay under a single management team and governance structure will make us a stronger organization, combining MasterCard's member-focused strategy and expertise in brand-building, transaction processing, and marketing consulting, with Europay's considerable strengths in debit, mobile commerce, and smart cards. As a globally integrated organization, with a truly global pool of talent, we will be even better able to support our members, pursue new opportunities, and take advantage of operating synergies that will reduce costs and improve profitability. Conversion to a private share corporation will facilitate integration, allowing us to acquire the shares of Europay International through an exchange of shares of MasterCard Incorporated, MasterCard International's proposed new stock-based parent corporation. It will also have important, long-range advantages by more closely aligning the interests of MasterCard with those of our customers, enabling members to reap more of the benefits of MasterCard's success.
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August 15, 2001
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Please contact me or Noah Hanft, our General Counsel, if we can provide any information on the SEC registration process. In the meantime, I look forward to providing you with additional updates on our progress toward what I believe will be truly historic changes for MasterCard.

Sincerely,



More detailed information pertaining to the proposed transactions will be set forth in appropriate filings that have been and will be made with the Securities and Exchange Commission, including the proxy statement-prospectus contained in the Registration Statement on Form S-4 of MasterCard Incorporated. We urge members to read such documents that are or may be filed with the SEC when they are available because they will contain important information. Members can obtain copies of any filings containing information about the proposed transactions without charge at the SEC's Internet site (http://www.sec.gov).